UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 001-10533

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

RIO TINTO AMERICA INC. 401(K) SAVINGS PLAN AND INVESTMENT PARTNERSHIP PLAN

B.            Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc

6 St. James's Square
London SW1Y 4AD

United Kingdom

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RIO TINTO AMERICA INC. 401(K) SAVINGS PLAN AND INVESTMENT PARTNERSHIP PLAN

By:	/s/ Patrick James
Name: Patrick James

Interim Chairman—Rio Tinto America Inc. Benefits Governance Committee

Date: November 30, 2015

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm

Rio Tinto America Inc. 401(k)
Savings Plan and Investment
Partnership Plan

Financial Report
December 31, 2014

Contents
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-19
Supplemental Schedules
Schedule H, part IV, line 4i—Schedule of assets (held at end of year)	20
Schedule H, part IV, line 4a – Schedule of delinquent participant contributions	21

Report of Independent Registered Public Accounting Firm

To the Rio Tinto America Inc. Benefit Governance Committee
Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

We have audited the accompanying statements of net assets available for benefits of the Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying supplemental schedules of assets (held at end of year) as of December 31, 2014 and delinquent participant contributions for the year ended December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton Collins Mitchell LLP
Denver, Colorado
November 30, 2015

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Investments at fair value (Notes 4 and 5):
Plan interest in Rio Tinto America, Inc. Savings Plan Trust	$499,786,771	$503,711,440

Receivables:
Participant contributions	-	81,438
Employer contributions	-	103,061

Notes from participants (Note 2)	4,984,916	4,894,833
Total receivables	4,984,916	5,079,332

Net assets available for benefits, at fair value	504,771,687	508,790,772

Adjustment from fair value to contract value for interest in collective investment trusts relating to fully benefit-responsive investment contracts held in the Rio Tinto America Inc. Savings Plan Trust
(Note 3)	(1,548,487)	(1,168,284)
Net assets available for benefits	$503,223,200	$507,622,488

See Notes to Financial Statements.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2014

Investment results (Note 4):
Plan interest in Rio Tinto America Inc. Savings Plan Trust’s investment income	$19,687,708
Interest income on notes from participants	197,313
Contributions:
Participants	13,465,361
Participant rollovers	3,227,113
Employer	16,396,772
Total contributions	33,089,246

Benefits paid to participants and loans deemed distributed	(58,060,014)
Administrative expenses	(236,490)

Net decrease before transfers	(5,322,237)
Transfers (Note 1):
From the U.S. Borax Inc. 401(k) Savings & Retirement
Contribution Plan for Represented Employees	16,201
From the Kennecott Utah Copper 401(k) Savings
Plan for Represented Employees	200,407
From the Rio Tinto Alcan 401(k) Savings Plan for
Former Employees	706,341
Total Transfers	922,949
Net decrease after transfers	(4,399,288)
Net assets available for benefits:
Beginning of the year	507,622,488
End of the year	$503,223,200

See Notes to Financial Statements.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 1.      Description of the Plan

The following description of the Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan (the “Plan” or the “RTAI Plan”) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering (1) all nonrepresented employees of Rio Tinto America Inc. and its participating companies (collectively, the “Company” or the “Employer”), as defined in the plan document, and (2) employees covered by a collective bargaining agreement that provides for plan participation. All eligible full-time employees of the Company can participate in the Plan immediately upon employment. Temporary and part-time employees are eligible after completing 1,000 hours of service during a 12-month period.

Rio Tinto America Inc. is an indirect wholly owned subsidiary of Rio Tinto plc (the “Parent”). The Plan has appointed State Street Bank & Trust Company (“State Street” or “Plan Trustee”) to be the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is part of Rio Tinto America Inc. Savings Plan Trust (the “Master Trust”), whose assets are held with State Street. The Master Trust was established to hold the qualified defined contribution investment assets of the Plan and certain other benefit plans sponsored by Rio Tinto America Holdings Inc. (and its subsidiaries).

Contributions: Participants may elect, under a salary reduction agreement, to contribute to the Plan an amount not less than one percent and not more than 50 percent of their eligible compensation on a before-tax basis through payroll deductions. Before-tax contributions are limited by the Internal Revenue Code (“IRC”), which established a maximum contribution of $17,500 ($23,000 for participants over age 50) for the year ended December 31, 2014. Participants may also elect to make after-tax contributions not less than one percent and not more than 50 percent of their eligible compensation. Total before-tax and after-tax contributions cannot exceed 50 percent of each participant’s eligible compensation.

The Company matches participants’ before-tax and/or after-tax contributions to the Plan at 100 percent, up to the first six percent of their eligible compensation, except for the following: If the participant is an hourly employee of Luzenac America, Inc. located at the Three Forks Mill and is represented by the United Cement, Lime, Gypsum, and Allied Workers Division of the International Brotherhood of Boilermakers, the participant receives a match of 75 percent, up to the first six percent of eligible compensation. If the participant is an hourly employee of Luzenac America, Inc. located at the Vermont operations and is represented by the United Cement, Lime, Gypsum, and Allied Workers Division of the International Brotherhood of Boilermakers, the participant receives a match of 45 percent, up to the first six percent of eligible compensation.

The Company makes Investment Partnership Plan (“IPP”) contributions. To be eligible for IPP contributions, current employees as of March 31, 2007, were required to discontinue credited future benefit service under the Company-sponsored defined benefit pension plan, the Rio Tinto America Inc. Retirement Plan. Effective April 1, 2007, new participants in the Plan were eligible to receive IPP contributions. The Company contributes six percent of eligible compensation up to the Social Security wage base ($117,000 for 2014) and 11.7 percent of eligible compensation over the Social Security wage base.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 1.      Description of the Plan (Continued)

Participants are not required to contribute to the Plan to receive IPP contributions. An employee who becomes disabled under the Company’s long-term disability plan and who has attained five years of service, as defined, will continue to receive IPP contributions from the Company until their termination of employment from the Company, based on such participant’s compensation at the date of disability.

Rollovers: An employee can make rollover contributions from another qualified plan or an individual retirement account (“IRA”) if certain criterial are met as set forth in the Plan Documents.

The Plan does not permit Participants to invest rollover contributions into the common stock of the parent in the form of a unitized fund with American Depository Receipts (“ADRs”)(the “Company Stock Fund” or Employer Stock Fund” or “Rio Tinto ADR Stock Fund”).

Participant accounts: Each participant’s account is credited with the participant’s contribution; the Company’s matching contributions, IPP contributions, an allocation of the plan earnings (losses) and administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-directed options for investments: Participants have the option to allocate plan contributions among several investment options, including the Rio Tinto ADR Stock Fund. All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination. Participants also have the option to invest in managed funds that are weighted based on the participant’s retirement date. The funds assume participants will retire upon reaching age 65 and invest in various collective trust and mutual funds.

The Plan limits the total amount of Participation contributions and the Company Matching Contributions to the Rio Tinto ADR Stock fund to a maximum of 20 percent of such contributions. The Plan does not permit Participants to transfer funds into the Rio Tinto ADR Stock Fund, including rollover contributions; however Participants are permitted to transfer funds out of the Rio Tinto ADR Stock Fund or to re-allocate their portfolio among all other funds with the exception of the Rio Tinto ADR Stock Fund.

Vesting: Participants are immediately vested in their contributions and Company Matching Contributions plus actual earnings (losses) thereon. Vesting in the Company’s IPP contributions is graded based on years of service. A participant is 100 percent vested after three years of credited service in IPP contributions, after five years of credited service for Three Fork Mill IPP contributions, or at time of death or attainment of age 65.

Notwithstanding the foregoing, an IPP participant whose employment was terminated as a result of a divestiture or a participant who is designated by the Company as transferring employment to the Oyu Tolgoi Mongolian Project is 100 percent vested in the IPP contributions.

Payment of benefits: Upon termination, retirement, death or becoming permanently disabled, participants, or their beneficiaries may elect to receive lump-sum distributions, installment payments or rollover distributions in an amount equal to the value of the participants’ vested interests in their accounts. If a participant terminates employment and the participant’s account balance is less than $1,000, the Plan Administrator will authorize the benefit payment in a single lump sum without the participant’s consent. During employment, participants may withdraw account balances for financial hardship and other in-service withdrawals, as defined.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements Note 1. Description of the Plan (Continued)

Notes from participants: Participants may borrow from their total account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s total vested account balance. Note terms range from one to five years or up to 20 years for the purchase of a primary residence. Notes to participants are treated as a separate investment of the participant, and all principal and interest payments on note balances are credited to the participant account from which the note to the participant was made. Notes from participants bear interest at rates ranging from 4.25 percent to 7.75 percent at December 31, 2014.

Transfers: Company employees represented by a collective bargaining unit (union employees) participate in the Kennecott Utah Copper Savings Plan for Represented Employees (the “KUC Plan”) and the U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Employees (the “Borax Plan”). If the employees change from union to nonunion status during the year, or vice versa, their account balances are transferred within the Master Trust between the plans.

Forfeitures: Forfeitures are used to first restore re-employed participants’ IPP accounts and secondly to reduce future Company contributions or to pay administrative expenses of the Plan. At December 31, 2014 and 2013, forfeited nonvested accounts were approximately $525,000 and $827,000. Approximately $807,000 in Company contributions and $236,000 of administrative expenses were reduced by forfeitures for the year ended December 31, 2014.

If the distribution of a participant’s account is outstanding for five years or more, and reasonable efforts were made to locate the participant, such participant’s benefit may be forfeited. Any forfeitures from the Master Trust can be utilized to reinstate benefits should a participant or beneficiary make a claim for the forfeited benefit.

Note 2.      Summary of Significant Accounting Policies

Basis of presentation: The financial statements of the Plan reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities and changes therein, at the date of the financial statements, and additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties: The Master Trust invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, currency exchange rate, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Rio Tinto America Inc. Savings Plan Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and Plan Trustee. See Note 5 for a discussion of fair value measurements.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 2.      Summary of Significant Accounting Policies (Continued)

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income (loss) and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Payments of benefits: Benefits are recorded when paid by the Plan.

Contributions: Employee contributions and related matching contributions are recorded when withheld from the participants’ compensation.

Administrative expenses: The Company pays the majority of costs and expenses incurred in administering the Plan. The Company provides accounting and other services for the Plan at no cost to the Plan. All other expenses related to administering the Plan were paid by the Company, and were excluded from these financial statements.

The Master Trust has several fund managers that manage the investments held by the Plan. Fees for investment fund management services are included as a reduction of the return earned on each fund. Auditing, investment advisor, legal and other administrative fees were paid from the Plan for year ended December 31, 2014.

The fees related to transaction costs associated with the purchase or sale of Rio Tinto plc common stock ADRs are paid by the participants.

Notes from participants: Notes from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowances for credit losses have been recorded as of December 31, 2014 or 2013. Defaulted notes from participants are recorded as a distribution in the year of default. Interest income from loans is recorded on the accrual basis.

Accounting guidance requires that participant loans be classified as notes from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued interest. Notes from participants have been classified as an investment asset for Form 5500 reporting purposes.

Subsequent events: The Plan Administrator has evaluated subsequent events through the date the financial statements were issued. See Note 11.

Pending accounting pronouncements: In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-07 which provides new guidance under Topic 820, Fair Value Measurements, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share as a practical expedient. The update also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share as a practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This update is effective for all nonpublic entities for fiscal years beginning after December 15, 2016 and must be applied retrospectively with early adoption permitted. The adoption of this guidance is not expected to have a material effect on the Plan’s financial statements.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 2.      Summary of Significant Accounting Policies (Continued)

In July 2015, a pronouncement was issued that provides guidance on certain aspects of the accounting for employee benefit plans. The new pronouncement is a three-part standard which (1) requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts, (2) simplifies and increases the effectiveness of plan investment disclosure requirements, and (3) provides employee benefit plans with a measurement-date practical expedient. The guidance is effective for fiscal years beginning after December 15, 2015, and must be applied prospectively. The Company is currently evaluating the impact this guidance will have on the Plan’s financial statements.

Note 3.      Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the statements of net assets available for benefits present the adjustment of the Plan’s interest in the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis for fully benefit-responsive investment contracts.

At December 31, 2014 and 2013, the Master Trust’s investments include the Invesco Stable Value Trust (“Invesco SVT”), a collective investment trust. The Invesco Stable Value Trust is invested in the following:

  A money market fund;
  Fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”); and
  Fully benefit-responsive traditional guaranteed investment contracts (“traditional GICs”).

Synthetic GICs provide for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts, which are secured by underlying assets. The fair value of the wrap contracts is determined based on the change in the present value of each contract’s replacement cost. The Invesco SVT’s wrapper contract is with high-quality insurance companies or banks. The Invesco SVT contracts have an element of risk due to lack of a secondary market and resale restrictions, resulting in the inability of the Invesco SVT to sell a contract. They also may be subject to credit risk based on the ability of the wrapper providers to meet their obligations of the contract.

Traditional GICs provide for a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). Interest crediting rate is typically fixed for the life of the investment and do not permit issuers to terminate the agreement prior to the scheduled maturity date.

The crediting interest rates of all the synthetic GIC contracts are based on agreed-upon formulas with the issuing third-party, as defined in the contract agreement but cannot be less than zero. The crediting interest rates for Invesco SVT synthetic GICs is typically reset on a monthly or quarterly basis according to the contract. Crediting interest rates are based on the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying fixed income investments backing the wrapper contract. Realized and unrealized gains and losses on the underlying investments are amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 3.      Fully Benefit-Responsive Investment Contracts (Continued)

The fair value of the investment contracts relative to the contract value are reflected in the statements of net assets available for benefits as “adjustment from fair value to contract value for interest in collective investment trusts relating to fully benefit-responsive investments contracts held in the Rio Tinto America Inc. Savings Plan Trust” (“adjustment”). This adjustment is calculated only annually for financial statement reporting purposes.

If the adjustment is positive, this indicates that the contract value is greater than the fair value. The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value. The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been. An adjustment is reflected in the Plan’s statements of net assets available for benefits as of December 31, 2014 and 2013 in the amount of $(1,548,487) and $(1,168,824), respectively, which represents the Plan’s proportionate share of the investment in the Stable Value Fund held within the Master Trust.

These wrap contracts provide withdrawals and transfers at contract value but are funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.

Certain events may limit the ability of the Plan to transact at contract value with the issuer of stable value fund. Such events include: (1) termination of the Plan, (2) material adverse amendment to the provisions of the Plan, the Plan’s loss of qualified status, or material breaches of responsibilities which are not cured, (3) the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, (4) in terms of a successor plan, does not meet the contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value, is probable.

Absent any events described in the previous paragraph, GICs do not permit issuers to terminate the agreement prior to the scheduled maturity date.

Average duration for all investment contracts held in the stable value fund was 2.73 years and 2.85 years as of December 31, 2014 and 2013, respectively. Average yield for all fully benefit-responsive contracts for the year ended December 31, 2014 and 2013 were as follows:

Average yields:	2014	2013
Based on actual earnings	1.37%	1.23%
Based upon the interest credited to participants	1.65%	1.47%

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 4.      Plan Interest in the Rio Tinto America Inc. Savings Plan Trust

The Plan’s investments are included in the investments of the Master Trust. Each participating retirement plan has a divided interest in the Master Trust (based on the investment direction by plan participants in the various investment options offered through the Master Trust). The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to the individual plans based on the average daily balances. The Plan’s interest in the Master Trust was 66.8 percent and 70.3 percent as of December 31, 2014 and 2013, respectively. The Master Trust also includes the investment assets of the following retirement plans:

  KUC Plan,
  Borax Plan, and
  Rio Tinto Alcan 401(k) Savings Plan for Former Employees (the “Rio Tinto Alcan Plan”).

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 4.      Plan Interest in the Rio Tinto America Inc. Savings Plan Trust (Continued)

The following is a summary of the Master Trust assets, the Plan’s divided interest in the assets of the Master Trust, and the Plan’s divided interest percentage ownership of the Master Trust assets as of December 31, 2014 and 2013:

	December 31, 2014
			Plan’s Percent
	Master Trust	Plan’s Interest	Interest in
	Assets	in Master Trust	Master Trust
Investments at fair value:
Mutual funds	$407,199,400	$269,630,874	66.2
Stable value fund: collective investment trust	156,136,496	88,152,368	56.5
Collective trust funds	146,917,611	114,909,723	78.2
Rio Tinto plc common stock ADRs	32,161,377	23,952,023	74.5
Government Short-Term Investment Fund	4,627,490	2,612,935	56.5
Interest-bearing cash	802,698	528,848	65.9
Net assets available for benefits, at fair value	747,845,072	499,786,771	66.8

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(2,742,698)	(1,548,487)	56.5
Net assets available for benefits	$745,102,374	$498,238,284	66.9

	December 31, 2013
			Plan’s Percent
	Master Trust	Plan’s Interest	Interest in
	Assets	in Master Trust	Master Trust
Investments at fair value:
Mutual funds	$366,628,760	$258,727,198	70.6
Stable value fund: collective investment trust	161,009,250	96,541,414	60.0
Collective trust funds	138,505,220	111,101,560	80.2
Rio Tinto plc common stock ADRs	44,714,814	33,721,109	75.4
Government Short-Term Investment Fund	4,627,489	2,793,244	60.4
Interest-bearing cash	1,352,392	826,915	61.1
Net assets available for benefits, at fair value	716,837,925	503,711,440	70.3

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(1,948,434)	(1,168,284)	60.0
Net assets available for benefits	$714,889,491	$502,543,156	70.3

During 2014, the Master Trust’s investments (including investments bought and sold, as well as held during the year) appreciated as follows:

Net appreciation in fair value investments:
Mutual funds	$9,162,229
Collective trust funds	8,511,677
Rio Tinto plc common stock ADRs	(7,390,241)
Net appreciation in fair value investments:	$10,283,665

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 4.     Plan Interest in the Rio Tinto America Inc. Savings Plan Trust (Continued)

The following are changes in net assets for the Master Trust for the year ended December 31, 2014:

Investment results:
Net appreciation in fair value of investments	$10,283,665
Interest and dividends	19,430,060
Administrative expenses	(439,936)
Net investment results	29,273,789

Net transfers:	939,094
Increase in net assets	30,212,883

Net assets:
Beginning of year	714,889,491
End of year	$745,102,374

The following table presents the investments that represent five percent or more of the Master Trust’s net assets and the Plan’s share of investments in the Master Trust that represent five percent or more of the Plan’s net assets at December 31, 2014 and 2013:

	December 31,
	2014		2013
	Master Trust	Plan	Master Trust	Plan
Invesco Stable Value Trust	$156,136,496	$88,152,368	$161,009,250	$96,541,414
Vanguard Institutional Index;
Class I Shares	74,990,604	36,544,285	62,272,719	31,728,306
Dodge & Cox Stock Fund	66,563,753	45,903,682	56,588,987	43,125,202
SSgA S&P 500 Index Fund;
Class N Shares	55,319,499	43,850,905	50,627,335	41,260,202
Rio Tinto plc common stock ADRs	*	*	44,714,814	33,721,109
Harbor Capital Appreciation Fund	46,110,526	31,073,143	39,442,387	29,049,258
Artisan Mid Cap Fund;
Institutional Shares	*	*	*	26,722,550

*Investment did not exceed five percent of the Master Trust’s or Plan’s net assets in the year indicated.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 5.      Fair Value Measurements

Accounting guidance provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:  Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:  Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.

Stable value fund: collective investment trust: The stable value fund is valued based upon the per share NAV of the underlying securities. Underlying short-term securities are valued at amortized cost if maturity is 60 days or less at the time of purchase, or market value if maturity is greater than 60 days. Underlying investments in collective trusts are valued at the respective NAV as reported by such trusts. Underlying debt securities are valued on the basis of valuations provided by independent pricing services, or obtained from dealers making a market for such securities when independent pricing service valuations are not available.

Collective trust funds: The collective trust funds are valued at the underlying NAV per unit, which is based on the fair values of the underlying funds using a market approach. Underlying equity investments for which market quotations are readily available are reported at the last reported sale price on their principal exchange, market or system on valuation date, or official close price of certain markets. If no sales are reported for that day, investments are valued at the last published sales price, the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the trustee of the fund. Underlying short-term investments are stated at amortized costs, which approximates fair value. Underlying registered investment companies or collective investment funds are valued at their respective NAV. Underlying fixed income investments are valued based on the basis of valuations furnished by independent pricing services. In the event current market prices or quotations are not readily available or deemed unreliable by the fund trustee, the fair value of the underlying fund will be determined in good faith by the fund trustee using alternative fair valuation methods.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 5.      Fair Value Measurements (Continued)

Rio Tinto plc common stock ADRs: Rio Tinto plc common stock ADRs are valued at the closing price reported on the active market on which individual securities are traded. The Fund includes a cash component, which is valued at $1 per unit.

Government short-term investment fund (“STIF”): Consists of a State Street Global Advisors (“SSgA”) Government STIF which seeks to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share NAV, by investing in U.S. dollar-denominated money market securities.

Interest-bearing cash: Interest-bearing cash is valued at cost plus accrued income, which approximates fair value measured by similar assets in active markets.

The following tables set forth, by level within the fair value hierarchy, the Master Trust’s fair value measurements at December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$191,460,500	$-	$-	$191,460,500
Mid cap	44,589,259	-	-	44,589,259
Small cap	44,949,539	-	-	44,949,539
International	46,310,065	-	-	46,310,065
Bond investments	79,890,037	-	-	79,890,037
Stable value fund: collective investment trust	-	156,136,496	-	156,136,496
Collective trust funds:
Bond investments	-	31,740,467		31,740,467
Commodities futures market	-	4,040,372	-	4,040,372
Foreign	-	28,202,308	-	28,202,308
Large cap	-	55,319,499	-	55,319,499
Real estate	-	3,515,963	-	3,515,963
Small-mid cap	-	18,543,729	-	18,543,729
U.S. fixed-income securities	-	3,600,921	-	3,600,921
U.S. money market securities	-	1,954,352	-	1,954,352
Rio Tinto plc common stock ADRs (Note 6)	32,161,377	-	-	32,161,377
Government Short-Term Investment Fund	-	4,627,490	-	4,627,490
Interest-bearing cash	802,698	-	-	802,698
	$440,163,475	$307,681,597	$-	$747,845,072

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 5. Fair Value Measurements (Continued)

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$161,398,104	$-	$-	$161,398,104
Mid cap	46,209,396	-	-	46,209,396
Small cap	43,024,486	-	-	43,024,486
International	48,614,590	-	-	48,614,590
Bond investments	67,382,184	-	-	67,382,184
Stable value fund	-	161,009,250	-	161,009,250
Stable value fund: collective investment trust
Bond investments	-	32,988,853		32,988,853
Commodities futures market	-	3,797,611	-	3,797,611
Foreign	-	25,934,276	-	25,934,276
Large cap	-	50,627,335	-	50,627,335
Real estate	-	3,214,164	-	3,214,164
Small-mid cap	-	17,065,852	-	17,065,852
U.S. fixed-income securities	-	3,342,961	-	3,342,961
U.S. money market securities	-	1,534,168	-	1,534,168
Rio Tinto plc common stock ADRs (Note 6)	44,714,814	-	-	44,714,814
Government Short-Term Investment Fund	-	4,627,489	-	4,627,489
Interest-bearing cash	1,352,392	-	-	1,352,392
	$412,695,966	$304,141,959	$-	$716,837,925

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Master Trust evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2014 and 2013, there were no transfers between levels.

The Master Trust follows guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of the guidance can be determined using NAV per share as a practical expedient, when fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 5.      Fair Value Measurements (Continued)

The following table includes categories of investments within the Master Trust where NAV is available as a practical expedient:

	Fair Value as of December 31		Redemption	Redemption
	2014	2013	Frequency	Notice Period
Stable value fund:
Invesco stable value trust (a)	$156,136,496	$161,009,250	Daily	12 months for full
				liquidation
Collective trust funds:
Bond investments (b)	31,740,467	32,988,853	Daily*	None
Commodities futures market (c)	4,040,372	3,797,611	Daily*	None
Foreign (d)	28,202,308	25,934,276	Daily*	None
Large cap (e)	55,319,499	50,627,335	Daily*	None
Real estate (f)	3,515,963	3,214,164	Daily*	None
Small-mid cap (g)	18,543,729	17,065,852	Daily*	None
U.S. fixed-income securities (h)	3,600,921	3,342,961	Daily*	None
U.S. money market securities (i)	1,954,352	1,534,168	Daily*	None

*The fund trustee, in its sole discretion, reserves the right to value any contributions or withdrawals as of the next succeeding valuation date or another date as the fund trustee deems appropriate.

There are no unfunded commitments related to the categories of investments where NAV is available as a practical expedient.

(a)	The fund seeks preservation of principal and to provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.
(b)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of a U.S. bond index over the long term.
(c)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Dow Jones-UBS Commodity Total Return IndexSM over the long term.
(d)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI ACWI ex-USA IMI Index over the long term.
(e)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 over the long term.
(f)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the FTSE EPRA/NAREIT Developed Liquid Index over the long term.
(g)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell Small Cap Completeness Index over the long term.
(h)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays U.S. 1-3 Year Government/Credit Bond Index over the long term.
(i)	The fund seeks to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share NAV, by investing in U.S. dollar- denominated money market securities.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 6.      Parties-in-Interest Transactions

The Master Trust is managed by State Street. Therefore, certain transactions within the Master Trust qualify as party-in-interest transactions. The Master Trust also certain investments that are managed by SSgA, the investment management division of State Street. Fees paid by the Master Trust or Plan for investment management services to State Street or SSgA were included as a reduction of the return earned on each investment, as they are paid through revenue sharing, rather than a direct payment.

The Master Trust invests in Rio Tinto plc common stock ADRs. The Master Trust held 692,780 and 789,995 shares of Rio Tinto plc common stock ADRs at December 31, 2014 and 2013, respectively, valued at $46.06 and $56.43, respectively. The cash component of this fund was approximately $252,000 and $135,000 at December 31, 2014 and 2013, respectively. During the year ended December 31, 2014, purchases and sales of shares by the Master Trust totaled approximately $6,403,000 and $11,548,000, respectively.

During the year ended December 31, 2014, the Plan had transactions with Xerox Business Services, LLC, the Plan’s record keeper, which are allowed by the Plan. As of December 31, 2014 and 2013, the Plan held notes receivable from participants totaling $4,984,916 and $4,894,833, respectively. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Note 7.      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 8.      Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 15, 2012, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan and the related trust are tax-exempt.

The Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax- exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2011.

Note 9.      Delinquent Contributions

During the year ended December 31, 2013, the Company erroneously failed to remit certain participant contributions and participant loan repayments to the Plan on a timely basis. The Company corrected approximately $7,000 of these late contributions during the year ended December 31, 2014. The Company is in the process of calculating and remitting lost earnings on the remaining 2013 delinquent contributions of approximately $4,986,000. The Company also erroneously failed to remit certain deminimus participant contributions and participant loan repayments to the Plan on a timely basis for the year ended December 31, 2014. The Company is in the process of calculating and remitting lost earnings on these delinquent contributions. See the accompanying supplemental Schedule of Delinquent Participant Contributions.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 10.      Reconciliation of Financial Statements to Amended Form 5500

The following is a reconciliation of the net assets available for benefits as presented in the financial statements to the amended Form 5500 at December 31:

	2014	2013
Net assets available for benefits as presented in the financial
statements	$503,223,200	$507,622,488
Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	1,548,487	1,168,284
Net assets available for benefits as presented in the amended
Form 5500 (unaudited)	$504,771,687	$508,790,772

The following is a reconciliation of the net decrease in net assets available for benefits before transfers as presented in these financial statements to the amended Form 5500:

Year Ended
December 31,
2014
Net decrease in net assets available for benefits before transfers
as presented in these financial statements	$(5,322,237)
Subtract adjustment from fair value to contract value for fully
benefit-responsive investment contracts for 2013	(1,168,284)
Add adjustment from fair value for fully benefit-responsive
investment contracts for 2014	1,548,487
Net decrease in net assets available for benefits before transfers
as presented in amended Form 5500 (unaudited)	$(4,942,034)

Note 11. Subsequent Events

The Plan was restated effective January 1, 2014, to incorporate all previously made amendments into the plan document.

The Internal Revenue Service provided the Company an updated tax determination letter dated June 4, 2015. That letter states that the Plan and related trust are designed in accordance with the applicable requirements of the IRC. The Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan and the related trust continue to be tax-exempt.

On March 6, 2015, the Parent launched an offer to rescind (the “Rescission Offer”) the previous purchase of ordinary shares of Rio Tinto (“Shares”) in the form of American Depositary Shares (“ADSs”), with each ADS representing one Share, and with such Shares, along with a varying amount of short-term liquid investments, providing the basis for the value of the units (“Units”) in the Rio Tinto ADR Stock Fund that may be acquired by plan participants through the RTAI Plan, the KUC Plan and the Borax Plan (the RTAI Plan, the KUC Plan and the Borax Plan, each a “Plan” and collectively the “Plans”). The Rescission Offer encompassed 93,043 Units sold through the Plans during the period September 9, 2013 through September 8, 2014.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 11.      Subsequent Events (Continued)

The Rescission Offer was undertaken because Rio Tinto was required to register the deemed sale of the ADSs included in these Units to Plan participants with the U.S. Securities and Exchange Commission (the “SEC”) and had not properly done so. In respect of the RTAI Plan, Rio Tinto inadvertently failed to file a registration statement following the merger of three contributing plans (each of which did have registration statements filed with the SEC) into the RTAI Plan. In respect of the KUC Plan and the Borax Plan, Rio Tinto inadvertently exceeded the number of ADSs registered with the SEC for sales of Units to participants through those Plans. On September 8, 2014, Rio Tinto filed a registration statement on Form S-8 with the SEC to register all ADSs under the Plans as of that date.

On July 17, 2015, Rio Tinto announced that, in order to comply with applicable U.S. federal securities laws and the regulations promulgated thereunder, it had to suspend all trading in the Rio Tinto ADR Stock Fund under certain of its U.S. employee share plans effective July 14, 2015 at 4:00 pm U.S. Eastern Time until such time as it could obtain a new registered public accounting firm and complete a new audit of the Plan’s financial statements.

This resulted from the notification of the Plan’s administrative committee, the Rio Tinto America Inc. Benefit Governance Committee (the “BGC”), by McGladrey LLP (“McGladrey”), the former independent registered public accounting firm of certain Rio Tinto U.S. employee plans that McGladrey believed certain services (the “Services”) performed by one of its associated entities for affiliates of the Plan during the fiscal years ended December 31, 2011, 2012, 2013 and 2014 may be inconsistent with the SEC’s rules on auditor independence.

Rio Tinto worked closely with McGladrey regarding the independence matter after McGladrey notified the BGC of the issue. However, in order to ensure that the audit of the Plan’s financial statements for the fiscal year ended December 31, 2014 could be completed and issued, the BGC terminated McGladrey as the independent auditor of the Plan on June 26, 2015 and engaged Anton Collins Mitchell LLP (“ACM”) as the Plan’s independent registered public accounting firm to audit the Plan’s financial statements.

On July 13, 2015, McGladrey notified the BGC that, despite its belief that the Services did not compromise its integrity or objectivity, it was withdrawing its audit report for the Plan’s financial statements from the SEC filings in which they were incorporated. This withdrawal, coupled with the time required to complete the 2014 audit and re-audits of prior years, resulted in Rio Tinto being unable to keep its SEC filings current, thereby obligating Rio Tinto to suspend all trading in the Rio Tinto ADR Stock Fund under the Plan.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2014

EIN: 13-3359689
Plan Number: 002

Description of Asset	Fair Value
Notes from participants, due in various amounts through January 2034, with interest rates ranging from 4.25% to 7.75%*	$ 4,984,916

*Party-in-interest transaction considered exempt by the Department of Labor.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Schedule H, Part IV, Line 4a—Schedule of Delinquent Participant Contributions
December 31, 2014

EIN: 13-3359689
Plan Number: 002

Participant Contributions	Total That Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions
Total Fully Corrected
			Contributions			Under VFCP and
Check Here if Late			Corrected Outside		Contributions	Prohibited
Participant Loan			the Voluntary		Pending	Transaction
Repayments Are	Contributions Not		Fiduciary Correction		Correction in	Exemption 2002-51
Included: ☑	Corrected		Program (VFCP)		VFCP

2013	$4,985,737	*	$-		$-	$-
2013	$-		$7363	*	$-	$-
2014	$876	*	$-		$-	$-

* Party-in-interest transaction

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.